Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our report dated September 5, 2005, except for notes 20 and 21 which are as of July 13, 2006, relating to the consolidated financial statements of Crew Gold Corporation for the year ended June 30, 2005.

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

July 13, 2006